SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MEDICAL CONNECTIONS HOLDINGS, INC.
(Name of Company)

Common Stock, par value $.001 per share
(Title of Class of Securities)

58455T 10 4
(CUSIP Number)

Anthony J. Nicolosi
c/o Medical Connections Holdings, Inc.
2300 Glades Road, Suite 207E
Boca Raton, Florida  33431
Tel. No.: (561) 353-1110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2010
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 5855T104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony J. Nicolosi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER* 3,789,500 shares of the Company's common stock 500,000 shares of the Company's Series B preferred stock 400,000 shares of the Company's Series C preferred stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,789,500 shares of the Company's common stock 500,000 shares of the Company's Series B preferred stock 400,000 shares of the Company's Series C preferred stock
	10	SHARED DISPOSITIVE POWER -0-
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,789,500 shares of the Company's common stock
    500,000 shares of the Company's Series B preferred stock
    400,000 shares of the Company's Series C preferred stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.70 of the voting power*
14	TYPE OF REPORTING PERSON IN

*Holders of the Company's common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock vote together as a single class on all matters, except the election of directors.  Each share of common stock and Series A preferred stock has 1 vote per share, each share of Series B preferred stock has 10 votes per share and each share of Series C preferred stock has 100 votes per share.   The holders of a majority of the shares of the Company's Series C preferred stock have the right to appoint a majority of the directors serving on the Company's Board. The Series B and Series C preferred stock do not have any dividend or liquidation preferences. The Series B and Series C preferred stock are not convertible into shares of the Company's common stock.

CUSIP No. 5855T104	13D	Page 3 of 5 Pages

This Amendment No. 2 amends the filing on Schedule 13D, originally filed with the Securities and Exchange ("SEC") on January 12, 2006 and Amendment No. 1 to the Schedule 13D filed on November 19, 2009  by furnishing the information set forth below.  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 30, 2010, the Company issued an aggregate of  170,000 shares of the Company's Series C preferred stock to Mr. Nicolosi as a bonus for services rendered during the first six months of 2010.  Each share of Series C preferred stock has 100 votes per share and will vote together with holders of the Company's common stock and Series B preferred stock as a single class on all matters presented to the Company's shareholders at an annual or special meeting (or pursuant to written consent), except with respect to the matters relating to the election of directors. The holders of a majority of shares of the Company's Series C preferred stock will have the right to appoint a majority of the directors serving on the Company's Board. The Series C preferred stock does not have any dividend or liquidation preferences.

ITEM 4. PURPOSE OF THE TRANSACTION

Mr. Nicolosi acquired 170,000 shares of the Company's Series C preferred stock as a bonus payment., as described in item 3.  This Statement relates to Mr. Nicolosi's beneficial ownership of 3,789,500 shares of the Company's common stock, 500,000 shares of Series B preferred stock and 400,000 shares of Series C preferred stock.  As of August 3, 2010, these shares constitute 24.70% of the Company's voting securities; however, the Series B and Series C preferred shares are not convertible into shares of the Company's common stock.  Beneficial ownership of these shares is part of Mr. Nicolosi's overall investment and financial planning strategy.

Except for considering potential acquisition opportunities for the Company, Mr. Nicolosi does not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Mr. Nicolosi reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as he may determine. Mr. Nicolosi intends to review continually his investment in the Company, depending upon future evaluations of the business prospects of the Company and upon other developments, including but not limited to, general economic and business conditions and stock market conditions. Mr. Nicolosi  may determine to increase or decrease their equity position in the Company by acquiring additional shares or disposing of some of the shares he may hold.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Amount beneficially owned	Common	Class B	Class C
Anthony Nicolosi	3,789,500	500,000	400,000

(b) Percent of Class	Common	Class B	Class C
Anthony Nicolosi	5.23%	100%	33.33%

(c) Number of shares as to which such person has:
(i) sole power to vote or direct the vote*

	Common*	Class B*	Class C*
Anthony Nicolosi	3,789,500	5,000,000	40,000,000

CUSIP No. 5855T104	13D	Page 4 of 5 Pages

*Holders of the Company's common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock vote together as a single class on all matters, except the election of directors.  Each share of common stock and Series A preferred stock has 1 vote per share, each share of Series B preferred stock has 10 votes per share and each share of Series C preferred stock has 100 votes per share.   The holders of a majority of the shares of the Company's Series C preferred stock have the right to appoint a majority of the directors serving on the Company's Board. The Series B and Series C preferred stock do not have any dividend or liquidation preferences. The Series B and Series C preferred stock are not convertible into shares of the Company's common stock.

(ii) Shared power to vote or direct the vote	Common	Class B	Class C
Anthony Nicolosi	0	0	0

(iii) Sole power to dispose or to direct the disposition of:	Common	Class B	Class C
Anthony Nicolosi	3,789,500	500,000	400,000

(iv) Shared power to vote or direct the vote	Common	Class B	Class C
Anthony Nicolosi	0	0	0

(d)   Except as described herein, Mr. Nicolosi has not effected any transactions in the Company's common stock in the past 60 days.

(e)   All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(f)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

CUSIP No. 5855T104	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 4, 2010	By:	/s/ ANTHONY J. NICOLOSI
Anthony J. Nicolosi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).